June 9, 2008

Mr. Christian Windsor, Special Counsel
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC  20549

Re:      City Holding Company
Form 10-K for year ended December 31, 2007, Filed February 29, 2008
Proxy Statement 2007, Filed March 26, 2008
File No. 000-11733

Dear Mr. Windsor:

The purpose of this letter is to respond to your May 28, 2008 letter to Mr. Charles R. Hageboeck, President and Chief Executive Officer of City Holding Company (“the Company”) to provide comments on the Company’s Form 10-K for the fiscal year ended December 31, 2007 and the Company’s Proxy Statement for its 2007 fiscal year.  In accordance to your request, we have responded to each of the comments included in your letter.  In order to assist in your review of our responses, we have set forth below in full the comments contained in your letter, together with our responses to such comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1.	The Form 10-K is required to also be signed by the Principal Accounting Officer. Please see General Instruction (D)(2)(a) of Form 10-K. Please revise in future filings.

The Company’s Chief Financial Officer is also the Company’s Principal Accounting Officer.  In future filings, the title of Principal Accounting Officer will be added to his title.

Exhibit 13, Portions of City Holding Company Annual Report to Shareholders for Year Ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 2
Net Interest Income, page 6

25 Gatewater Road ◆ Post Office Box 7520 ◆ Cross Lanes, West Virginia 25313-0520
telephone (304) 769-1100 ◆ facsimile (304) 769-1111

2.
We refer to the first paragraph regarding tax equivalent net interest income that states the decrease in average balances was mitigated by an increase in the yield on previously securitized loans from 42.2% in 2006 to 69.1% in 2007.  In future filings, in addition to your reference to the “Previously Securitized Loans” section, please discuss in this section:

•	The specific reasons for the larger yields recognized on these types of loans;

•	The factors that resulted in the significant yearly volatility in their yields; and

•	The effect of the variability of the volume and yields of these loans on the comparability of yearly and interim earnings results.

In addition to discussing these factors in the “Previously Securitized Loans” section, in future filings we will also discuss such factors in the “Net Interest Income” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations.

3.
We refer to your discussion of interest income, exclusive of interest income from previously securitized loans and to the related discussion of net interest margin, average yield and average earning assets that also exclude the effects of previously securitized loans.  We also note your discussion and quantitative disclosure in the “Previously Securitized Loans” section on pages 17 and 18 and in Note Six, “Previously Securitized Loans” on pages 38 and 39.  In future filings, please revise the discussion of these non-GAAP financial measures to include the disclosure required by Item 10 of Regulation S-K including the following:

•	A presentation that gives equal or greater prominence to the most directly comparable financial measure prepared in accordance with GAAP;

•	A quantitative reconciliation of the non-GAAP financial measure to the most directly comparable GAAP financial measure;

•	A statement disclosing why management believes that this non-GAAP financial measure is useful to investors; and

•	If material, a statement explaining the purposes for which management uses this non-GAAP information.

In future filings, we will remove this reference and discussion of net interest margin, average yield and average earning assets that excludes the effects of previously securitized loans due to such information being a non-GAAP financial measure and as such information no longer being material to the financial statements.

Allowance and Provision for Loan Losses, page 14

4.
We refer to the last paragraph on page 7 that states the Company started in 2005 to emphasize variable loan products and to Table Five, “Loan Portfolio” on page 14 that shows the Company had real estate mortgage loans totaling $602 million or 34% of total loans as of December 31, 2007.  Please tell us and discuss in future filings the following:

•	The major terms and credit characteristics of your variable rate mortgages including disclosure of any material concentrations of sub-prime, interest only or Option ARM loans.

•	The current and expected future impact on your financial operations with respect to significant amount of variable rate loans with interest rates that reset during the next twelve months.

•	The effect of any significant decreases in the market values of residential properties on the value of underlying collateral and on your evaluation of the adequacy of the allowance for loan losses.

We will discuss these matters in future filings.  In regard to our variable rate mortgage loans, these loans are primarily for single-family primary residences with terms that amortize the loans over periods from 15 to 30 years.  Our mortgage products do not include sub-prime, interest only or Option ARM products.  Concerning the current and expected future impact on our financial operations with respect to variable rate mortgages, the impact to our net interest income based on various interest rates has been summarized in our “Risk Management” section on pages 10 and 11.  In reference to the effect of any significant decreases in the market values of residential properties that collateralize our variable rate mortgage products, our markets did not experience the significant gains in real estate values experienced by other part of the United States.  Our market areas have experienced only modest increases and decreases over the last 5 years.  The estimated impact of potential decreases has been appropriately considered in our quarterly evaluation of the adequacy of the allowance for loan losses.

5.
We refer to Table Six, “Analysis of the Allowance for Loan Losses” on page 16.  Please indicate to us where you have included the information required by Instruction (2) to Item IV of Industry Guide 3 to provide, for each fiscal period presented, a brief description of the factors that management considered in determining the increases in the yearly allowance through the provision.  Specifically tell us and provide in future filings the following information:

•
We note the “Allowance from acquisition” item for $3.3 million in 2005, equal to 20% of the allowance for that year.  Please discuss the nature and credit risk characteristics of the loans acquired and state your consideration of paragraph 4 of SOP 03-3 that prohibits the carrying over of valuation allowances for loans acquired in a transfer that fall under its scope.

•
We refer to the line item “Reduction of allowance for loans sold” for $1.4 million in 2006.  Please state the nature, dollar amount of loans sold and disclose any recourse liabilities or repurchase commitments incurred with respect to the sale.

With regard to the nature and credit risk characteristics of the loans acquired during our 2005 acquisition of Classic Bancshares, Inc. (“Classic”), the loans acquired were primarily retail, consumer, and single family mortgages.  In regards to our consideration of paragraph 4 of Statement of Position 03-3 associated with the Classic acquisition, the Company evaluated Classic’s loan portfolio at the time of acquisition and did not identify any material impaired loans as defined in Statement of Financial Accounting Standard No. 114, “Accounting by Creditors for Impairment of a Loan” and Statement of Position 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer,” as Classic charged off all material loans falling within the scope of Statement of Position 03-3  As a result of this analysis, Classic’s allowance for loan losses associated with homogeneous pools of performing loans was retained.

The “Reduction of allowance for loans sold” of $1.4 million was attributable to the Company’s sale of its retail credit card portfolio with outstanding balances of $11.5 million during 2006.  This sale resulted in no recourse liabilities and the Company was not under any commitment to repurchase any of the outstanding balances sold with respect to the sale.  We will note this in future filings.

6.
With respect to the fifth paragraph on page 15 that states approximately 70% of the non-performing loans at December 31, 2007 are due to a “softening of the real estate market” with respect to a residential development in Southern West Virginia.  Please tell us and discuss in future filings:

•	The nature, repayment terms and extent of collateralization of the commercial loan.

•
If it is a construction loan, please discuss the extent to which the Company has the ability to recover the balance of the unpaid through the underlying collateral considering any major decreases in market value of similar properties.

These loans are considered to be commercial loans due to the dollar amount of the borrowings, although the loans were used to construct upper-scale single-family residences at the Greenbrier Resort.  The terms of the loans varied, with one set to amortize over 30 years and five were interest only for 12 months.  The amortizing loan was for a second residence, while the interest only loans were made to construct residences for resale and purchase of lots for development.  All loans are collateralized by completed homes and three residential lots.  The residence utilized as a second home was foreclosed and taken into the Company’s Other Real Estate Owned during the first quarter of 2008.  In future filings, we will address these matters.

7.
We refer to Table Seven, “Non-Accrual, Past-Due and Restructured Loans” on page 17.  Please tell us where you have provided the information required by Item III.C.2 of Industry Guide 3 regarding potential problem loans as of December 31, 2007 for which management had known information about possible credit problems regarding the borrower’s ability to comply with current repayment terms and which may result in their becoming non-performing loans in the short-term.  Alternatively, tell us and state in future filings that there were no potential problem loans.

At December 31, 2007 there were no potential problem loans identified by the Company as part of our credit review process which are not otherwise disclosed pursuant to Item III.C.1.  We will add an affirmative statement to that effect as applicable in future filings.

Off-Balance Sheet Arrangements, page 20

8.
With a view towards disclosure in future filings, please supplementally provide the staff with the disclosures regarding revenue, expenses, and cash flows for aggregate off-balance sheet activities for both 2006 and 2007 as required by Item 303(a)(4)(i)(C) of Regulation S-K.

There were no material revenue, expenses, or cash flows that arose as a result of the Company’s off-balance sheet arrangements for 2006 or 2007.  In addition, the Company had no other indebtedness, retained interests nor any securities were issued in connection with any off-balance sheet arrangements for 2006 and 2007.  Also there were no other obligations or liabilities of the Company that were or were reasonably likely to become material at December 31, 2006 or December 31, 2007.

Financial Statements for the Three-year Period ended December 31, 2007
Note Twelve, Derivative Transactions, page 41

9.
We refer to the statement that the Company has eight interest rate floor contracts with a notional value of $600 million, seven of which total $500 million of notional value are designated as cash flow hedges.  Considering Note One, “Summary of Significant Accounting and Reporting Policies, Derivative Financial Instruments” on page 32 states that the Company has not entered into any fair value hedges as of December 31, 2007, please tell us and state in future filings your accounting policies with respect to the interest rate floor contract with a notional value of $100 million and how the derivative transaction is recorded in the income statement under SFAS 133.

During the second quarter of 2006, the Company redesignated the $100 million interest rate floor contract that had previously been accounted for as a cash flow hedge as a freestanding derivative.  This interest rate floor had no fair value at December 31, 2007 or December 31, 2006 and was not “in the money” at such dates.  This floor did become “in the money” during 2008 and the income received from this floor was recorded as “Other Income.”  The amount of income recorded is not material to the 2008 financial statements.

In connection to the responses to your comments on the Company’s filing, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me directly at 304-769-1169 should you have any further questions regarding the foregoing responses or have any additional comments.

Sincerely

/s/ David L. Bumgarner

David L. Bumgarner
Sr. Vice President, Chief Financial Officer
and Principal Accounting Officer

cc:           Mr. John B. Gianola, (Ernst & Young, LLP)
Ms. Elizabeth Osenton Lord (Jackson Kelly PLLC)